United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on September 30, 2023.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				72.909	0,001%	0,0006%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/06/2023	2.231.700	33,4968	74.754.796,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/08/2023	1.720.300	33,4051	57.466.720,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/11/2023	1.295.400	33,4626	43.347.468,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/12/2023	1.415.400	33,6173	47.581.921,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/13/2023	2.015.100	33,3559	67.215.533,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/14/2023	123.400	33,3087	4.110.293,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/15/2023	1.355.700	33,7358	45.735.577,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/18/2023	2.405.000	34,2776	82.437.736,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/19/2023	2.220.800	34,3378	76.257.301,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/20/2023	1.687.200	34,3389	57.936.552,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/21/2023	2.921.600	33,9188	99.097.222,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/22/2023	1.148.100	33,9754	39.007.107,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/25/2023	1.050.700	34,0802	35.808.071,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/26/2023	2.771.800	33,7528	93.556.084,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/27/2023	1.338.200	34,0201	45.525.645,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/28/2023	1.314.300	34,3332	45.124.106,00
Shares	PETR4	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Buy	09/29/2023	1.721.000	34,4627	59.310.351,00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				28.808.609	0,51%	0,22%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS (Registrant)

By:/s/ Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

Date: October 10, 2023